# SEC Schedule 13G — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: ClearThink 1 Acquisition Corp., CIK 0002094073
CUSIP: G2294A101
Title of class of securities: Class A ordinary shares, $0.0001 par value
Address of issuer's principal executive offices: 150 E. Palmetto Park Road, Suite 202, Boca Raton, Florida (FL), 33432
Date of event which requires filing of this statement: 06/30/2026
Filed pursuant to Rule 13d-1(b)
Filed by CIK 0001535392

## Reporting persons
- Mangrove Partners IM, LLC: type of reporting person: investment adviser (IA), other (OO); citizenship or place of organization: United States (X1); member of a group; sole voting power 0; shared voting power 1,055,000; sole dispositive power 0; shared dispositive power 1,055,000; aggregate amount beneficially owned 1,055,000 (8.43% of the class)
- Nathaniel August: type of reporting person: parent holding company or control person (HC), individual (IN); citizenship or place of organization: United States (X1); member of a group; sole voting power 0; shared voting power 1,055,000; sole dispositive power 0; shared dispositive power 1,055,000; aggregate amount beneficially owned 1,055,000 (8.43% of the class)

## Item 1. Issuer
Name of issuer: ClearThink 1 Acquisition Corp.
Address of issuer's principal executive offices: 150 E. Palmetto Park Road, Suite 202, Boca Raton, Florida 33432

## Item 2. Person Filing
Name of person filing:
Mangrove Partners IM, LLC
Nathaniel August, President of Mangrove Partners IM, LLC
Address of principal business office or, if none, residence:
Mangrove Partners IM, LLC, a Delaware limited liability company is located at c/o Delaware Corporations LLC, 1000 N. West Street, Suite 1501, Wilmington, DE 19801.

Nathaniel August, a United States citizen, is located at 2 Sound View Drive, 3rd Floor, Greenwich, Connecticut 06830.
Citizenship: Mangrove Partners IM, LLC is a Delaware limited liability company. Nathaniel August is a United States citizen.

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Type of person filing: investment adviser (IA), parent holding company or control person (HC)

## Item 4. Ownership
Amount beneficially owned: 1,055,000
Percent of class: 8.43%
Sole power to vote or to direct the vote: 0
Shared power to vote or to direct the vote: 1,055,000
Sole power to dispose or to direct the disposition: 0
Shared power to dispose or to direct the disposition:
1,055,000

The shares of the Issuer which are the subject of this SCHEDULE 13G (the "Shares") are held directly by The Mangrove Partners Master Fund, Ltd., a Cayman Islands exempted company ("Master Fund"). Mangrove Partners IM, LLC ("Mangrove Partners") serves as the investment manager of the Master Fund and, in such capacity, may be deemed to beneficially own the securities reported herein. Nathaniel August serves as the President of Mangrove Partners IM, LLC and, in such capacity, may be deemed to beneficially own the securities reported herein. Information with respect to the Reporting Persons' ownership or control of the Common Stock as of June 30, 2026, is incorporated by reference to items (5) - (9) and (11) of the cover page of the respective Reporting Person. The percent beneficially owned or controlled by each Reporting Person is determined based on the sum of 12,515,000 Shares outstanding as of May 15, 2026, as the Issuer reported in its 10-Q, filed with the SEC on May 15, 2026. The filing of this SCHEDULE 13G shall not be construed as an admission that the Reporting Persons are, for purposes of Section 13(d) of the Securities Exchange Act of 1934, as amended, the beneficial owners of any of the Shares reported herein. Each of the Reporting Persons specifically disclaims beneficial ownership of the Shares reported herein that are not directly owned by such Reporting Person.

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under § 240.14a-11.

## Signatures
- Mangrove Partners IM, LLC: Nathaniel August, Nathaniel August, President (07/20/2026)
- Nathaniel August: Nathaniel August, Nathaniel August (07/20/2026)